FILE 82-4297

Re Rule 12 g3-2(b) submission by Konecranes Plc

[redacted]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

October 21, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on October 15th, 16th and 21st, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Sanna Päiväniemi
IR Manager

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PLC STOCK EXCHANGE RELEASE OCTOBER 15, 2008 AT 4.00 P.M.

BARCLAY GLOBAL INVESTORS UK HOLDINGS LTD'S HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed of a change in the holding of Barclays Global Investors UK Holdings Ltd of the paid up share capital of Konecranes Plc.

On October 9, 2008 Barclays Global Investors UK Holdings Ltd was in possession of 2,999,322 Konecranes shares. The holding corresponds 4.88 % of the share capital and voting rights in Konecranes Plc.

Barclays Global Investors UK Holdings Ltd is the parent company of the following subsidiaries holding the shares in Konecranes Plc:
- Barclays Global Investors Limeited (Registered number 796793)
- Barclays Global Investors N.A. (Registered number 22121)
- Barclays Global Fund Advisors (Registered number 94-2948313)
- Barclays Global Investors (Deutschland) AG (Registered number HRB123527)

On the basis of a previous announcement, Barclays Global Investors UK Holdings Ltd were in possession of 5.64 % of the share capital and the voting rights of Konecranes Plc on February 28, 2008.

Konecranes has a total of 61,424,020 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,350 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Sanna Päiväniemi, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE October 16, 2008 at 5.45 P.M.

ILMARINEN MUTUAL PENSION INSURANCE COMPANY'S HOLDING IN KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

Konecranes has been informed of a change in the holding of Ilmarinen Mutual Pension Insurance Company of the paid up share capital of Konecranes Plc.

On October 16, 2008 Ilmarinen Mutual Pension Insurance Company was in possession of 3,126,689 Konecranes shares. The holding corresponds 5.09 % of the share capital and voting rights in Konecranes Plc.

Konecranes has a total of 61,424,020 shares. The company has only one class of shares and each share entitles to one vote.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,350 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

S Päivä niemi

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Sanna Päiväniemi, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

KONECRANES PLC STOCK EXCHANGE RELEASE October 21, 2008 at 9.30 a.m.

KONECRANES PUBLISHES ITS JANUARY-SEPTEMBER 2008 INTERIM REPORT ON OCTOBER 29, 2008

Konecranes will publish its January-September 2008 Interim Report on Wednesday, October 29, 2008 at 10.00 a.m. Finnish time. The report will be available on the company's website at www.konecranes.com immediately after publishing.

An analyst and press conference will be held at the Konecranes offices (address Eteläesplanadi 22 B, inner court, 2nd floor) at 12.00 noon. Finnish time. The interim report will be presented by Konecranes's President and CEO Pekka Lundmark and CFO Teo Lundmark

A live webcast of the conference with the possibility to ask questions will begin at 12.00 noon at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2007, Group sales totaled EUR 1,750 million. The Group has 9,350 employees, at more than 470 locations in 43 countries. Konecranes is listed on the OMX Nordic Exchange Helsinki (symbol: KCR1V).

KONECRANES PLC

Sanna Päiväniemi
IR Manager

FURTHER INFORMATION
Konecranes Plc
Sanna Päiväniemi, IR Manager, tel. +358 (0)20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END